Exhibit 1

NAVIGATOR HOLDINGS LTD. PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2021 RESULTS

(UNAUDITED)

Highlights

•

Navigator Holdings Ltd. (the “Company”, “we”, “our” and “us”) (NYSE: NVGS) reported operating revenue of $129.4 million for the three months ended December 31, 2021, compared to $87.4 million for the three months ended December 31, 2020. Operating revenue for the year ended December 31, 2021, amounted to $403.6 million, compared to $332.5 million for the year ended December 31, 2020.

•

Net loss was $47.0 million for the three months ended December 31, 2021, compared to a net income of $3.4 million for the three months ended December 31, 2020. Excluding impairment losses on vessels of $63.7 million, net income would have been $16.7 million for the three months ended December 31, 2021.

•

Adjusted EBITDA(1) was $55.2 million for the three months ended December 31, 2021, compared to $32.0 million for the three months ended December 31, 2020. Adjusted EBITDA for the year ended December 31, 2021, amounted to $155.8 million, compared to $124.2 million for the year ended December 31, 2020.

•	Fleet utilization was 91.4% for the three months ended December 31, 2021, compared to 91.0% for the three months ended December 31, 2020.

•

The ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”) had throughput volumes of approximately 241,500 tons for the three months ended December 31, 2021, compared to 125,300 tons for the three months ended December 31, 2020. The total throughput volumes for the year ended December 31, 2021 were 628,257 tons.

•	In November 2021, the Company secured multi-year time charters for its remaining three midsize ethane carriers, with expiry of these time charters in 2026.

•	On January 14, 2022, the Company sold Navigator Neptune, a 2000 built 22,000 cbm ethylene carrier for $21.0 million.

•	On March 7, 2022, the Company sold the Happy Bird, a 1999 built 8,600 cbm LPG carrier for $6.1 million.

•	Debt reduced by $24.2 million during the three months ended December 31, 2021, with cash and cash equivalents standing at $124.0 million as of December 31, 2021.

The Company’s financial information for the quarter and year ended December 31, 2021 included in this press release is preliminary and unaudited and is subject to change in connection with the completion of the Company’s year-end close procedures and further financial review, including the audit currently underway by the Company’s independent registered public accounting firm. Actual audited results may differ as a result of the completion of the Company’s year-end closing procedures, review adjustments and other developments that may arise between now and the time such financial information for the year ended December 31, 2021 is finalized.

Effect of Russian Invasion of Ukraine

We currently have four charterparties with a Russian counterparty that were entered into in 2012 and 2017, two of which expire in June 2022 and two expire in December 2023. These charterparties cannot be terminated without the consent of both parties, unless the counterparty was to become a sanctioned entity, which would render the charters void. Under the current circumstances, it would be our intention not to renew these charterparties when they expire.

We employ an aggregate of approximately 120 Russian and Ukrainian officers on board our vessels, many of whom are on the same vessels. We are monitoring this situation closely and we are mindful that there may be restrictions, logistical challenges or a complete inability to employ both nationalities in the near future. We understand there are approximately 70,000 Russian officers and approximately 50,000 Ukrainian Officers on the global fleet, which if unavailable in the future, would provide cost pressures from other nationalities or unavailability of suitably trained officers for our vessels.

Marine Export Terminal

The Marine Export Terminal exported approximately 241,500 metric tons of ethylene during the fourth quarter of 2021. The month of December showed a record for 2021 of nearly 100,000 metric tons passing through the terminal for exports. A wide ethylene arbitrage between the U.S. and international markets continued into January 2022, leading the terminal to reach a new monthly high of 106,000 metric tons of exports, before a reduction in activity prior to the Lunar New Year and the Winter Olympics in February 2022. However, higher global oil and energy prices from the second half of February 2022 and into March 2022 have resulted in increased ethylene demand from international buyers with total volume expected to be approximately 250,000 metric tons for the first quarter 2022.

Shipping Trends

The Company’s vessel utilization rose from a 2021 low point of 80.8% in September 2021 to a high of 95.4% in December 2021, with an average of 91.4% for the fourth quarter of 2021. According to broker reports, the freight markets for handysize semi-refrigerated gas carriers rose 15% from $590,000 per calendar month at the end of September 2021 to $680,000 per calendar month at the end of December 2021. This level has been maintained throughout the first two months of 2022.

The key drivers for these rises over the last three months of 2021 are two-fold. First, increased throughput activity at the Marine Export Terminal which had a positive impact on vessel demand. The total U.S. ethylene exports in August 2021 were just 30,000 metric tons, which increased month by month to approximately 120,000 metric tons during December 2021. In addition, U.S. exports of ethane on handysize and medium-size ethane gas carriers increased from 225,000 metric tons in October 2021 to an all-time high of 300,000 metric tons in December 2021. The combined impact of both C2 molecules, ethylene and ethane, lifted the shipping segment as a whole, leaving the specialized ethylene vessels carrying these products, thereby reducing inter-segment competition for other less complex petrochemical and LPG cargoes. Our petrochemical earnings days increased 16% quarter-on-quarter to a total of 1,664 earnings days during the fourth quarter of 2021. Secondly, demand for handysize cargo volumes of LPG, which traditionally increase during the months leading up to winter, provided additional LPG earning days, trending up 10% quarter-on-quarter to a total of 1,586 earnings days during the fourth quarter of 2021.

Historically, a high oil and energy price environment tends to increase demand for LPG and petrochemical gases, and we have seen recent signs of this dynamic. North American competitiveness, particularly the production of ethylene from domestically produced ethane, and its pricing relative to the rest of the world, has increased. In comparison, ethylene producers in Europe and Asia who are using naphtha as feedstock are facing negative margins, making ethylene from the U.S more attractive. The petrochemical producers who have flexible refining capabilities are changing feedstock from oil to gas. Consequently U.S. ethane is once again in high demand, with Asian buyers seeking handysize ethane cargo sizes.

This U.S. to Asia trade has usually only been commercially viable with larger ethane vessels, such as our medium-sized ethane carriers, but the demand of handysize cargos illustrates the importance and attractiveness of North American produced natural gas liquids for export, as well as their derivatives, such as ethylene. Increased demand of LPG as a substitute from naphtha, along with longer ton mile are both positive factors for our handysize vessel segment.

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	Our fleet size has changed. On August 4, 2021, we acquired an additional 18 LPG Carriers as part of the acquisition of Ultragas and Othello Shipping Company S.A. These vessels comprised:

•	seven modern 22,000cbm handysize semi-refrigerated vessels;
•	five 12,000cbm ethylene vessels; and
•	six gas carriers in the 3,770-9,000cbm range, three of which are ethylene capable.

On September 28, 2021, the Company agreed to sell one of the older acquired vessels, the Happy Bride, a 1999 built 6,400 cbm LPG carrier to a third-party for $4.75 million. The sale was completed on October 12, 2021.

Given the increase in the number of vessels operating in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•

We have additional financing arrangements. We have assumed five bank loan facilities through the acquisition of Ultragas and Othello Shipping Company S.A. The loans are secured on a total of 13 of the 18 vessels acquired, the other five vessels are unencumbered. The bank loans, which in aggregate have half yearly repayments of approximately $13.6 million, mature from June 2026 and accrues interest at U.S. LIBOR plus a margin of between 1.9% and 2.65%. In each case interest is fixed by an interest rate swap of approximately 2.0%. The financial covenants on these five bank loans were modified to align with those of Navigator bank covenants.

Results of Operations for the Three Months Ended December 31, 2021 Compared to the Three Months Ended December 31, 2020

The following table compares our operating results for the three months ended December 31, 2021 and 2020:

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2021	Percentage Change
	(in thousands, except percentages)
Operating revenues	$82,926	$105,176	26.8%
Operating revenues – Unigas Pool	—	15,949	—
Operating revenues – Luna Pool collaborative arrangements	4,496	8,265	83.8%

Total operating revenues	$87,422	$129,390	48.0%
Expenses:
Brokerage commissions	1,315	1,472	11.9%
Voyage expenses	16,516	21,873	32.4%
Voyage expenses – Luna Pool collaborative arrangements	5,055	6,346	25.5%
Vessel operating expenses	28,383	40,817	43.8%
Depreciation and amortization	19,140	25,686	34.2%
Impairment losses on vessels	—	63,653	—
General and administrative costs	6,329	10,264	62.2%
Other income	(75)	(109)	45.3%

Total operating expenses	$76,663	$170,002	121.8%

Operating income/(loss)	$10,759	$(40,612)	—
Other income/(expense)
Foreign currency exchange (loss)/gain on senior secured bonds	(6,884)	436	—
Unrealized gain/(loss) on non-designated derivative instruments	8,378	(1,384)	—
Interest expense	(9,071)	(10,701)	18.0%
Interest income	41	138	236.6%

Income/(loss)before taxes and share of result of equity accounted joint ventures	$3,223	$(52,123)	—
Income taxes	(161)	(909)	464.6%
Share of result of equity accounted joint ventures	709	6,449	809.6%

Net income/(loss)	$3,771	$(46,583)	—
Net income attributable to non-controlling interest	(405)	(378)	(6.7%)

Net income/(loss) attributable to stockholders of Navigator Holdings Ltd.	$3,366	$(46,961)	—

Operating Revenues. Operating revenues, net of address commissions, was $105.2 million for the three months ended December 31, 2021, an increase of $22.3 million or 26.8% compared to $82.9 million for the three months ended December 31, 2020. This increase was primarily due to:

•

an increase in operating revenues of approximately $11.5 million attributable to an increase in vessel available days of 598 days, or 17.3% for the three months ended December 31, 2021 compared to the three months to December 31, 2020, primarily as a result of seven additional handysize vessels joining the fleet as part of the Ultragas transaction;

•

an increase in operating revenues of approximately $5.1 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $684,278 per vessel per calendar month ($22,497 per day) for the three months ended December 31, 2021, compared to an average of approximately $642,533 per vessel per calendar month ($21,123 per day) for the three months ended December 31, 2020;

•

an increase in operating revenues of approximately $0.3 million attributable to a small increase in fleet utilization which rose to 91.4% for the three months ended December 31, 2021, compared to 91.0% for the three months ended December 31, 2020; and

•

an increase in operating revenues of approximately $5.4 million primarily attributable to an increase in pass through voyage costs, associated with the additional vessels joining the fleet for the three months ended December 31, 2021 compared to the three months ended December 31, 2020.

The following table presents selected operating data for the three months ended December 31, 2020 and 2021, which we believe are useful in understanding the basis for movement in our operating revenues. It does not include our 10 owned smaller vessels in the independent commercially managed Unigas Pool or the five Pacific Gas owned vessels in our Luna Pool.

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2021
Fleet Data:
Weighted average number of vessels	38.0	45.0
Ownership days	3,496	4,140
Available days	3,454	4,052
Operating days	3,144	3,703
Fleet utilization	91.0%	91.4%
Average daily time charter equivalent rate (*)	$21,123	$22,497

*

Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Three Months Ended December 31, 2020	Three Months Ended December 31, 2021
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues (excluding collaborative arrangements)	$82,926	$105,176
Voyage expenses (excluding collaborative arrangements)	16,516	21,873

Operating revenues less Voyage expenses	66,410	83,303

Operating days	3,144	3,703
Average daily time charter equivalent rate	$21,123	$22,497

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $15.9 million for the three months ended December 31, 2021 and represents our share of the revenues earned from our 10 vessels operating within the Unigas Pool, based on agreed pool points. These vessels were acquired as part of the Ultragas transaction on August 4, 2021, and therefore there is no Operating Revenues—Unigas Pool for the three months ended December 31, 2020.

Operating Revenues – Luna Pool Collaborative Arrangements. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the Pool Participants in accordance with the Pooling Agreement. Operating revenues—Luna Pool collaborative arrangements was $8.3 million for the three months ended December 31, 2021, compared to $4.5 million for the three months ended December 31, 2020 and which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool, which comprises nine of the Company’s ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.2 million or 11.9% to $1.5 million for the three months ended December 31, 2021, from $1.3 million for the three months ended December 31, 2020, primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by $5.4 million or 32.4% to $21.9 million for the three months ended December 31, 2021, from $16.5 million for the three months ended December 31, 2020. This increase is primarily due to voyage expenses of the additional seven handysize vessels acquired as part of the Ultragas transaction. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.

Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $6.3 million for the three months ended December 31, 2021, compared to $5.1 million for the three months ended December 31, 2020. These voyages expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting operating revenues – Luna Pool collaborative arrangements was that the other participant’s vessels contributed $1.9 million to our vessels in the Luna Pool for the three months ended December 31, 2021, compared to our vessels contributing $0.6 million to the other participant’s vessels for the three months ended December 31, 2020.

Vessel Operating Expenses. Vessel operating expenses increased by $12.4 million or 43.8% to $40.8 million for the three months ended December 31, 2021, from $28.4 million for the three months ended December 31, 2020, primarily as a result of the additional Ultragas vessels joining the fleet. Average daily vessel operating expenses decreased by $120 per vessel per day, or 1.5%, to $7,999 per vessel per day for the three months ended December 31, 2021, compared to $8,119 per vessel per day for the three months ended December 31, 2020.

Depreciation and Amortization. Depreciation and amortization increased by $6.6 million or 34.2% to $25.7 million for the three months ended December 31, 2021, from $19.1 million for the three months ended December 31, 2020. This increase is as a result of the 18 additional Ultragas vessels in the fleet for the three months ended December 31, 2021. Depreciation and amortization included amortization of capitalized drydocking costs of $3.9 million and $2.0 million for the three months ended December 31, 2021 and 2020 respectively.

Impairment Losses on Vessels. Impairment losses on vessels were $63.7 million for the three months ended December 31, 2021, following an impairment review on which the estimated useful life of the vessels was reduced from 30 years to 25 years. These impairment losses relate to a write down of the carrying values of nine vessels.

General and Administrative Costs. General and administrative costs increased by $3.9 million or 62.2% to $10.3 million for the three months ended December 31, 2021, from $6.3 million for the three months ended December 31, 2020, primarily as a result of the additional general and administrative costs of Ultragas of $1.4 million, severance costs of $1.1 million and legal and other costs incurred relating to the Ultragas transaction of $1.3 million.

Other Income. Other income was $0.1 million for both the three months ended December 31, 2021 and 2020 and consists of that portion of the management fees for commercial and administrative activities performed by the Company for the Luna Pool, relating to the other participant’s vessels.

Non-operating Results

Foreign Currency Exchange Gain/(Loss) on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 600 million Norwegian Kroner 2018 Bonds which are translated to U.S. Dollar at the prevailing exchange rate as of December 31, 2021. The foreign currency exchange gain of $0.4 million for the three months ended December 31, 2021 was as a result of the Norwegian Kroner weakening against the U.S. Dollar, being NOK 8.80 to USD 1.0 as of December 31, 2021 compared to NOK 8.75 to USD 1.0 as of September 30, 2021.

Unrealized Losses on Non-designated Derivative Instruments. The unrealized losses on non-designated derivative instruments of $1.4 million for the three months ended December 31, 2021 primarily relates to the fair value movement in our cross-currency interest rate swap of $1.8 million and is due to the weakening of the Norwegian Kroner against the U.S. Dollar, offset by a gain of $0.4 million on the fair values of our other interest rate swaps. The unrealized gain on the cross-currency interest rate swap for the three months ended December 31, 2020 was $8.4 million.

Interest Expense. Interest expense increased by $1.6 million, or 18.0%, to $10.7 million for the three months ended December 31, 2021, from $9.1 million for the three months ended December 31, 2020. This is primarily as a result of interest on the additional debt of $192.7 million assumed with the Ultragas transaction in August 2021.

Income Taxes. Income taxes related to taxes on our subsidiaries incorporated in the United States of America, United Kingdom, Poland and Singapore and our consolidated variable interest entity (“VIE”), incorporated in Malta. For the three months ended December 31, 2021, we had a tax charge of $0.9 million compared to taxes of $0.2 million for the three months ended December 31, 2020, primarily as a result of taxes on our portion of the profits from the Marine Export Terminal.

Share of Result of Equity Accounted Joint Ventures. The share of result of the Company’s 50% ownership in the joint venture that owns the Marine Export Terminal (the “Export Terminal Joint Venture”) was income of $6.4 million for the three months ended December 31, 2021, compared to an income of $0.7 million for the three months ended December 31, 2020. This increase is primarily as a result of increased volumes exported through the Marine Export Terminal which were 241,500 tons for the three months ended December 31, 2021, compared to 125,300 tons for the three months ended December 31, 2020.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $0.4 million is presented as the non-controlling interest in our financial results for both the three months ended December 31, 2021 and 2020.

Results of Operations for the Year Ended December 31, 2020 Compared to Year Ended December 31, 2021

The following table compares our operating results for the years ended December 31, 2020 and 2021:

	Year Ended December 31, 2020	Year Ended December 31, 2021	Percentage Change
	(in thousands, except percentages)
Operating revenues	$319,665	$352,922	10.4%
Operating revenues – Unigas Pool	—	24,104	—
Operating revenues – Luna Pool collaborative arrangements	12,830	26,555	107.0%

Total operating revenues	$332,495	$403,581	21.4%
Operating expenses:
Brokerage commissions	5,095	4,802	(5.8%)
Voyage expenses	63,372	71,953	13.5%
Voyage expenses – Luna Pool collaborative arrangements	12,418	20,913	68.4%
Vessel operating expenses	109,503	131,583	20.2%
Depreciation and amortization	76,681	88,486	15.4%
Impairment losses on vessels	—	63,653	—
General and administrative costs	23,871	30,089	26.0%
Other income	(199)	(367)	84.4%

Total operating expenses	$290,741	$411,112	41.4%

Operating income / (loss)	$41,754	$(7,531)	—
Other income/(expense)
Foreign currency exchange (loss)/ gain on senior secured bonds	(1,931)	2,146	—
Unrealized gain/(loss) on non-designated derivative instruments	2,762	(1,333)	—
Interest expense	(41,080)	(38,682)	(5.8%)
Loss on repayment of 7.75% senior unsecured bonds	(479)	—	—
Write off of deferred financing costs	(155)	—	—
Interest income	408	302	(26.0%)

Income/(loss) before income taxes and share of result of equity accounted joint ventures	$1,279	$(45,098)	—
Income taxes	(617)	(1,690)	173.9%
Share of result of equity accounted joint ventures	651	11,147	1612.3%

Net income /(loss)	$1,313	$(35,641)	—
Net income attributable to non-controlling interest	(1,756)	(1,550)	(11.7%)

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(443)	$(37,191)	—

Operating Revenues. Operating revenues, net of address commissions, increased by $33.3 million or 10.4% to $352.9 million for the year ended December 31, 2021, from $319.7 million for the year ended December 31, 2020. This increase was primarily due to:

•

an increase in operating revenues of approximately $15.8 million attributable to an increase in vessel available days of 841 days, or 6.1% for the year ended December 31, 2021, compared to the year ended December 31, 2020. This increase in available days is primarily as a result of seven additional handysize vessels joining the fleet as part of the Ultragas transaction, less an additional 192 more drydocking days during the year ended December 31, 2021, compared to the year ended December 31, 2020;

•

an increase in operating revenues of approximately $7.2 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $22,145 per vessel per day ($673,575 per vessel per calendar month) for the year ended December 31, 2021, compared to an average of approximately $21,573 per vessel per day ($665,174 per vessel per calendar month) for the year ended December 31, 2020.

•

an increase in operating revenues of approximately $1.7 million attributable to an increase in fleet utilization which rose to 87.4% for the year ended December 31, 2021 compared to 86.8% for the year ended December 31, 2020; and

•

an increase in operating revenues of approximately $8.6 million primarily attributable to an increase in pass through voyage costs, associated with the additional vessels joining the fleet during the year ended December 31, 2021, compared to the year ended December 31, 2020.

The following table presents selected operating data for the years ended December 31, 2020 and 2021, which we believe are useful in understanding the basis for movements in operating revenues. It does not include our 10 owned smaller vessels in the independent commercially managed Unigas Pool or the five Pacific Gas owned vessels in our Luna Pool:

	Year Ended December 31, 2020	Year Ended December 31, 2021
Fleet Data:
Weighted average number of vessels	38.0	40.9
Ownership days	13,908	14,941
Available days	13,684	14,525
Operating days	11,880	12,688
Fleet utilization	86.8%	87.4%
Average daily time charter equivalent rate (*)	$21,573	$22,145

*

Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Year Ended December 31, 2020	Year Ended December 31, 2021
Fleet Data:
Operating revenues (excluding collaborative arrangements)	$319,665	$352,922
Voyage expenses (excluding collaborative arrangements)	63,372	71,953

Operating revenues less Voyage expenses	$256,293	$280,969

Operating days	11,880	12,688
Average daily time charter equivalent rate	$21,573	$22,145

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $24.1 million for the five months from the date of the Ultragas transaction in August 2021 to December 31, 2021 and represents our share of the revenue earned from our 10 vessels operating within the Unigas Pool, based on agreed pool points.

Operating Revenues – Luna Pool Collaborative Arrangements. Operating revenues – Luna Pool collaborative arrangements was $26.6 million for the year ended December 31, 2021, compared to $12.8 million for the year ended December 31, 2020. The increase was principally due to the Luna Pool only becoming operational during the second quarter of 2020. Operating revenues—Luna Pool collaborative arrangements represent our share of pool net revenues generated by the other participant’s vessels in the pool.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of revenue, decreased by 5.8% to $4.8 million for the year ended December 31, 2021, from $5.1 million for the year ended December 31, 2020. This was primarily due to a charter negotiation directly with the charterer for which no broker commission was payable.

Voyage Expenses. Voyage expenses increased by 13.5% to $72.0 million for year ended December 31, 2021, from $63.4 million for the year ended December 31, 2020. The increase is primarily due to voyage expenses for the additional seven handysize vessels acquired as part of the Ultragas transaction. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.

Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $20.9 million for the year ended December 31, 2021, compared to $12.4 million for the year ended December 31, 2020 as the Luna Pool only became operational during the second quarter of 2020. Voyage expenses – Luna Pool collaborative arrangements represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting voyage expenses – Luna Pool collaborative arrangements from operating revenues – Luna Pool collaborative arrangements was that the other participant’s vessels contributed $5.6 million to our vessels in the Luna Pool for the year ended December 31, 2021 and $0.4 million for the year ended December 31, 2020.

Vessel Operating Expenses. Vessel operating expenses increased by 20.2% to $131.6 million for the year ended December 31, 2021, from $109.5 million for the year ended December 31, 2020. Average daily vessel operating expenses increased by $81 per vessel per day, or 1.0%, to $7,954 per vessel per day for the year ended December 31, 2021, compared to $7,873 per vessel per day for the year ended December 31, 2020.

Depreciation and Amortization. Depreciation and amortization increased by $11.8 million or 15.4% to $88.5 million for the year ended December 31, 2021, from $76.7 million for the year ended December 31, 2020. Depreciation and amortization included amortization of capitalized drydocking costs of $11.9 million and $8.2 million for the year ended December 31, 2021 and 2020 respectively.

Impairment Losses on Vessels. Impairment losses on vessels were $63.7 million for the year ended December 31, 2021, following an impairment review on which the estimated useful life of the vessels was reduced from 30 years to 25 years. These impairment losses relate to a write down of the carrying values of nine vessels.

General and Administrative Costs. General and administrative costs increased by $6.2 million or 26.0% to $30.1 million for the year ended December 31, 2021, from $23.9 million for the year ended December 31, 2020. The increase in general and administrative costs was primarily due to increased Directors and Officers liability insurance of $1.5 million, severance costs of $1.1 million, additional general and administrative costs of Ultragas of $2.3 million, and legal and other costs incurred relating to the Ultragas transaction of $1.3 million.

Other Income. Other income was $0.4 million for the year ended December 31, 2021, compared to $0.2 million for the year ended December 31, 2020 and consists of that portion of the management fees for commercial and administrative activities performed by the Company for the Luna Pool, relating to the other participant’s vessels.

Non-operating Results

Foreign Currency Exchange Gain/(Loss) on Senior Secured Bonds. Exchange gains and losses relate to non-cash movements on our 2018 Bonds which are denominated in Norwegian Kroner and translated to U.S. Dollar at the prevailing exchange rate as of December 31, 2021. The foreign currency exchange gain on translation of $2.1 million for the year ended December 31, 2021 was as a result of the Norwegian Kroner weakening against the U.S. Dollar, being NOK 8.80 to USD 1.0 as of December 31, 2021 compared to NOK 8.53 to USD 1.0 as of December 31, 2020. This compares to a foreign currency exchange loss on translation of $1.9 million for the year ended December 31, 2020, as the Norwegian Kroner strengthened against the U.S. Dollar for the year ended December 31, 2020.

Unrealized (Loss)/Gain on Non-designated Derivative Instruments. The unrealized loss of $1.3 million on non-designated derivative instruments relates to the fair value movement in our cross-currency interest rate swap and other interest rate swaps. The movement is primarily due to the weakening of the Norwegian Kroner against the U.S. Dollar, resulting in a loss of $2.2 million on our cross-currency interest rate swap, offset by a gain of $0.9 million on the fair values of our other interest rate swaps for the year ended December 31, 2021. The unrealized gain on our cross-currency interest rate swap for the year ended December 31, 2020 was $2.9 million, offset by a loss of $0.1 million on the fair values of our interest rate swaps.

Interest Expense. Interest expense decreased by $2.4 million, or 5.8%, to $38.7 million for the year ended December 31, 2021, from $41.1 million for the year ended December 31, 2020. The decrease was primarily due to a reduction in U.S. LIBOR, offset by interest on the additional debt of $192.7 million assumed with the Ultragas transaction in August 2021.

Loss on Repayment of 7.75% Senior Unsecured Bonds. In connection with the redemption of the 2017 Bonds, pursuant to which we redeemed all of the outstanding principal amount in September 2020, there was $0.2 million in redemption premium charges and a write off of the remaining unamortized deferred financing costs of $0.3 million relating to the redemption of the 2017 Bonds for the year ended December 31, 2020.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.2 million for the year ended December 31, 2020 related to the remaining unamortized deferred financing costs of the $290.0 million secured revolving credit facility that was fully refinanced during the year, prior to its maturity date.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United States of America, United Kingdom, Poland and Singapore and our consolidated VIE, incorporated in Malta. Our U.S. subsidiary is liable for taxes on the earnings from the Marine Export Terminal, two of our United Kingdom subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 21%, 19%, 19%, 17% and 35% in the United States, United Kingdom, Poland, Singapore and Malta, respectively. For the year ended December 31, 2021, we incurred taxes of $1.7 million, compared to taxes for the year ended December 31, 2020 of $0.6 million.

Share of Result of Equity Accounted Joint Ventures. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $11.1 million for the year ended December 31, 2021, compared to $0.7 million for the year ended December 31, 2020, primarily as a result of increased volumes exported through the Marine Export Terminal.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. Thus, the income attributable to the financial institution of $1.6 million for the year ended December 31, 2021 and $1.8 million for the year ended December 31, 2020 is presented as the non-controlling interest in our financial results.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2020 and 2021:

	Three months ended		Year ended
	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2021
	(in thousands)		(in thousands)
Net income / (loss)	$3,771	$(46,583)	$1,313	$(35,641)
Net interest expense	9,030	10,563	41,306	38,380
Income taxes	161	909	617	1,690
Depreciation and amortization	19,140	25,686	76,681	88,486
Impairment losses on vessels	—	63,653	—	63,653

EBITDA(1)	$33,482	$54,228	$125,068	$156,568
Foreign currency exchange (gain) / loss on senior secured bonds	6,884	(436)	1,931	(2,146)
Unrealized loss / (gain) on non-designated derivative instruments	(8,378)	1,384	(2,762)	1,333

Adjusted EBITDA(1)	$31,988	$55,176	$124,237	$155,755

[1]

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes, depreciation and amortization and impairment losses on vessels. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds and unrealized gain or loss on non-designated derivative instruments. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA and Adjusted EBITDA to net income / (loss), our most directly comparable U.S. GAAP financial measure.

Our Fleet

The following table sets forth our vessels as of March 10, 2022:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	January 2026
Ethylene/ethane capable semi-refrigerated handysize
Navigator Orion*	2000	22,085	Time Charter	Ethane	September 2022
Navigator Pluto*	2000	22,085	Spot Market	Ethane	—
Navigator Saturn*	2000	22,085	Time Charter	Ethane	May 2022
Navigator Venus*	2000	22,085	Time Charter	LPG	April 2022
Navigator Atlas*	2014	21,000	Time Charter	LPG	March 2022
Navigator Europa*	2014	21,000	Spot Market	Ethane	—
Navigator Oberon*	2014	21,000	Spot Market	Ethane	—
Navigator Triton*	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio*	2015	21,000	Spot Market	Ethane	—
Ethylene/ethane capable semi-refrigerated smaller size
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—
Semi-refrigerated handysize
Navigator Magellan	1998	20,700	Spot Market	LPG	—
Navigator Aries	2008	20,750	Time charter	LPG	January 2023
Navigator Capricorn	2008	20,750	Time charter	LPG	June 2022
Navigator Gemini	2009	20,750	Spot Market	Butadiene	—
Navigator Pegasus	2009	22,200	Time charter	Propylene	August 2022
Navigator Phoenix	2009	22,200	Time charter	LPG	May 2022
Navigator Scorpio	2009	20,750	Spot market	LPG	—
Navigator Taurus	2009	20,750	Spot market	—	—
Navigator Virgo	2009	20,750	Time charter	LPG	April 2022
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Atlantic Gas	2014	22,000	Spot market	—	—
Adriatic Gas	2015	22,000	Spot market	Butadiene	—
Balearic Gas	2015	22,000	Time charter	LPG	April 2022
Celtic Gas	2015	22,000	Spot market	LPG	—
Navigator Centauri	2015	21,000	Time charter	LPG	May 2022
Navigator Ceres	2015	21,000	Time charter	LPG	June 2022
Navigator Ceto	2016	21,000	Time charter	LPG	June 2022

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Navigator Copernico	2016	21,000	Time charter	LPG	June 2022
Bering Gas	2016	22,000	Spot market	Propylene	—
Navigator Luga	2017	22,000	Time charter	LPG	June 2022
Navigator Yauza	2017	22,000	Time charter	LPG	June 2022
Arctic Gas	2017	22,000	Spot market	—	—
Pacific Gas	2017	22,000	Spot market	Butadiene	—
Semi-refrigerated smaller size
Happy Bird**	1999	8,600	Unigas Pool	—	—
Happy Falcon**	2002	3,770	Unigas Pool	—	—
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	May 2022
Navigator Grace	2010	22,500	Time charter	Ammonia	April 2022
Navigator Galaxy	2011	22,500	Time charter	Ammonia	December 2022
Navigator Genesis	2011	22,500	Time charter	Ammonia	April 2022
Navigator Global	2011	22,500	Time charter	LPG	April 2022
Navigator Gusto	2011	22,500	Spot market	—	—
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027

*	denotes our owned vessels that operate within the Luna Pool
**	denotes our owned vessels that operate within the independently managed Unigas Pool

Conference Call Details:

Tomorrow, Friday, March 11, 2022 at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the preliminary financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0 (808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Navigator” to the operator.

Audio Webcast:

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). To listen to the live and archived audio file, visit our website www.navigatorgas.com and click on Key Dates under our Investors Centre page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Navigator Gas

Attention: Investor Relations Department—investorrelations@navigatorgas.com

London: 10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator’s fleet consists of 54 semi- or fully-refrigerated liquefied gas carriers, 21 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Holdings Ltd.

Consolidated Balance Sheets (Unaudited)

	December 31, 2020	December 31, 2021
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$59,271	$124,010
Accounts receivable, net of allowance for credit losses of $1,105 (December 31, 2020: $161)	14,451	36,206
Accrued income	20,073	3,344
Prepaid expenses and other current assets	22,015	15,835
Bunkers and lubricant oils	8,428	13,171
Insurance receivable	447	7,265
Amounts due from related parties	11,853	13,836

Total current assets	136,538	213,667
Non-current assets
Vessels, net	1,545,688	1,764,127
Asset held for sale	—	26,033
Property, plant and equipment, net	502	430
Intangible assets, net of accumulated amortization of $96 (December 31, 2020: $279)	277	400
Investment in equity accounted joint ventures	148,665	147,963
Investment in associate companies	—	1,152
Derivative assets	—	579
Right-of-use asset for operating leases	5,701	923
Prepaid expenses and other non-current assets	2,037	452

Total non-current assets	1,702,870	1,942,059

Total assets	$1,839,408	$2,155,726

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$65,663	$148,570
Current portion of operating lease liabilities	1,276	381
Accounts payable	8,565	13,197
Accrued expenses and other liabilities	16,488	21,255
Accrued interest	3,398	5,211
Deferred income	11,604	18,504
Amounts due to related parties	229	224

Total current liabilities	107,223	207,342

Non-current liabilities
Secured term loan and revolving credit facilities, net of current portion and deferred financing costs	552,594	604,790
Senior secured bond, net of deferred financing costs	69,580	67,688
Senior unsecured bond, net of deferred financing costs	98,158	98,551
Derivative liabilities	3,007	8,800
Operating lease liabilities, net of current portion	5,232	522
Amounts due to related parties	61,219	54,877

Total non-current liabilities	789,790	835,228

Total Liabilities	897,013	1,042,570
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 77,180,429 shares issued and outstanding, (December 31, 2020: 55,893,618)	559	772
Additional paid-in capital	593,254	797,324
Accumulated other comprehensive loss	(245)	(250)
Retained earnings	346,972	309,781
Equity hedging reserve	—	2,124

Total Navigator Holdings Ltd. stockholders’ equity	940,540	1,109,751
Non-controlling interest	1,855	3,405

Total equity	942,395	1,113,156

Total liabilities and equity	$1,839,408	$2,155,726

Navigator Holdings Ltd.

Consolidated Statements of Operations

(Unaudited)

	Three months ended December 31, (in thousands except share data)		Year ended December 31, (in thousands except share data)
	2020	2021	2020	2021
Revenues
Operating revenues	$82,926	$105,176	$319,665	$352,922
Operating revenues – Unigas Pool	—	15,949	—	24,104
Operating revenues—Luna Pool collaborative arrangements	4,496	8,265	12,830	26,555

Total operating revenues	$87,422	$129,390	$332,495	$403,581

Expenses
Brokerage commissions	1,315	1,472	5,095	4,802
Voyage expenses	16,516	21,873	63,372	71,953
Voyage expenses—Luna Pool collaborative arrangements	5,055	6,346	12,418	20,913
Vessel operating expenses	28,383	40,817	109,503	131,583
Depreciation and amortization	19,140	25,686	76,681	88,486
Impairment losses on vessels	—	63,653	—	63,653
General and administrative costs	6,329	10,264	23,871	30,089
Other Income	(75)	(109)	(199)	(367)

Total operating expenses	76,663	170,002	290,741	411,112

Operating income/(loss)	10,759	(40,612)	41,754	(7,531)
Other income/(expense)
Foreign currency exchange (loss)/gain on senior secured bonds	(6,884)	436	(1,931)	2,146
Unrealized gain/(loss) on non-designated derivative instruments	8,378	(1,384)	2,762	(1,333)
Interest expense	(9,071)	(10,701)	(41,080)	(38,682)
Loss on repayment of 7.75% senior secured bonds	—	—	(479)	—
Write off of deferred financing costs	—	—	(155)	—
Interest income	41	138	408	302

Income/(loss) before income taxes and share of result of equity accounted joint ventures	3,223	(52,123)	1,279	(45,098)
Income taxes	(161)	(909)	(617)	(1,690)
Share of result of equity accounted joint ventures	709	6,449	651	11,147

Net income/(loss)	3,771	(46,583)	1,313	(35,641)
Net income attributable to non-controlling interest	(405)	(378)	(1,756)	(1,550)

Net income/(loss) attributable to stockholders of Navigator Holdings Ltd.	$3,366	$(46,961)	$(443)	$(37,191)

Earnings/(loss) per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$0.06	$(0.61)	$(0.01)	$(0.58)

Weighted average number of shares outstanding:
Basic:	55,895,585	77,183,379	55,885,376	64,669,567
Diluted:	56,235,521	77,183,379	55,885,376	64,669,567

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

(Unaudited)

	Year ended December 31, 2020 (in thousands)	Year ended December 31, 2021 (in thousands)
Cash flows from operating activities
Net income/(loss)	$1,313	$(35,641)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Unrealized (gain)/loss on non-designated derivative instruments	(2,762)	1,327
Depreciation and amortization	76,681	88,486
Payment of drydocking costs	(10,192)	(19,944)
Amortization of share-based compensation	1,245	1,372
Amortization of deferred financing costs	4,654	3,671
Share of result of equity accounted joint ventures	(651)	(11,147)
Call option premium on redemption of 7.75% unsecured bond	236	—
Insurance claim receivable	(975)	(3,602)
Unrealized foreign exchange losses/(gain) on senior secured bonds	1,931	(2,146)
Other unrealized foreign exchange gains	80	(635)
Impairment losses on vessels	—	63,653
Changes in operating assets and liabilities
Accounts receivable	8,860	(12,175)
Bunkers and lubricant oils	1,218	(2,703)
Accrued income, prepaid expenses and other current assets	(20,772)	39,541
Accounts payable, accrued interest, accrued expenses and other liabilities	(4,118)	6,043
Amounts from related parties	(12,075)	(13,512)

Net cash provided by operating activities	44,673	102,588

Cash flows from investing activities
Additions to vessels and equipment	(2,233)	(3,150)
Investment in equity accounted joint ventures	(17,354)	(4,000)
Distributions from equity accounted joint ventures	—	16,184
Purchase of other property, plant and equipment and intangibles	(31)	(390)
Cash acquired from investment in Ultragas	—	17,477
Net proceeds from sale of vessel	—	4,530
Insurance recoveries	3,467	(2,406)

Net cash used in investing activities	(16,151)	28,245

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	51,000	18,000
Proceeds from revolving loan facility	185,000	—
Issuance of 8.0% senior unsecured bonds	100,000	—
Issuance cost of senior secured bonds	(141)	—
Issuance cost of 8.0% senior unsecured bonds	(1,963)	—
Issuance cost of refinancing of vessel	(18)	—
Direct financing cost of secured term loan and revolving credit facilities	—	(26)
Direct financing cost of terminal credit facility	(72)	—
Direct financing cost of revolving credit facility	(1,939)	—
Repayment of 7.75% senior unsecured bonds	(100,236)	—
Repayment of secured term loan facilities and revolving credit facilities	(260,167)	(77,726)
Repayment of refinancing of vessel to related parties	(6,845)	(6,342)

Net cash provided by/(used in) financing activities	(35,381)	(66,094)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(6,859)	64,739
Cash, cash equivalents and restricted cash at beginning of year	66,130	59,271

Cash, cash equivalents and restricted cash at end of year	$59,271	$124,010

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$37,619	$34,588

Total tax paid during the year	$330	$637

IMPORTANT INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this press release. These risks and uncertainties include but are not limited to:

•

the completion of the Company’s year close procedures and further financial review with respect to the Company’s financial statements for the year ended December 30, 2021, and other developments that may arise between now and the disclosure of the Company’s final results for the year;

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•

the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•	our vessels engaging in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	the impact of the recent Russian invasion of Ukraine

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate material weaknesses in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our expectations regarding the financial success of the Marine Export Terminal and our related Export Terminal Joint Venture;

•	our expectations regarding the integration, profitability and success of the vessels and businesses acquired in the Ultragas transaction; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.